Exhibit 99.1

Navios Maritime Acquisition Corporation

Reports Financial Results for the Second Quarter and Six Months ended

June 30, 2013

•	30.9% increase in quarterly Revenue to $47.1 million

•	29.2% increase in quarterly EBITDA to $29.4 million

•	53% fleet increase since beginning of the year

•	Acquired 5 vessels for a purchase price of $165.6 million

-Exercised option to acquire two newbuilding MR2 eco type product tankers

-Acquired one VLCC and two newbuilding chemical tankers

•	$88.8 million secured credit facilities from european banks

•	Quarterly dividend declared of $0.05 per share

MONACO August 20, 2013 – Navios Maritime Acquisition Corporation (“Navios Acquisition”) (NYSE:NNA), an owner and operator of tanker vessels, today reported its financial results for the second quarter and six months ended June 30, 2013.

Angeliki Frangou, Chairman and Chief Executive Officer of Navios Acquisition stated, “In the second quarter of 2013, we grew revenue by 30.9% and EBITDA by 29.2% over the second quarter of 2012. Today, we have a fleet of 41 vessels; 29 vessels are operational and 12 vessels are to be delivered. By the end of 2013, we anticipate having 34 vessels in the water, 79% more than the number of vessels we had in the water at the end of 2012. As a result, today Navios Acquisition has one of the largest owned product tanker fleets in the water among US listed companies.”

Angeliki Frangou continued, “Since identifying the tanker market opportunity several years ago, we have created critical mass in technical and commercial operations. This allowed us to acquire quality vessels and secure period charters from worthy counterparties. Our process and business model provides reliable cash flow and material upside through profit participation. We are continuing to grow our fleet responsibly, by leveraging our brand name and patiently assessing opportunities.”

HIGHLIGHTS — RECENT DEVELOPMENTS

Dividend of $0.05 per share of common stock

On August 14, 2013, the Board of Directors of Navios Acquisition declared a quarterly cash dividend for the second quarter of 2013 of $0.05 per share of common stock. The dividend is payable on October 3, 2013 to stockholders of record as of September 18, 2013.

Vessel Deliveries

In July 2013, Navios Acquisition took delivery of the Nave Capella, a 49,995 dwt, newbuilding MR2 product tanker vessel, from a South Korean shipyard. The Nave Capella has been chartered out to a quality counterparty for one year at a rate of $13,825 net per day. The charterer has been granted an option for an additional year at a rate of $14,813 net per day.

In the second quarter of 2013, Navios Acquisition took delivery of the Nave Atropos, a 74,695 dwt, newbuilding, LR1 product tanker, from a South Korean shipyard. The vessel has been chartered out to a high quality counterparty for one year at a rate of $11,850 net per day plus 50% profit sharing based on a formula. The charterer has been granted an option for an additional six months at the same rate.

In second quarter of 2013, Navios Acquisition took delivery of the Nave Titan, a newbuilding 49,999 dwt MR2 product tanker vessel, from a South Korean shipyard. The Nave Titan has been chartered out to a high quality counterparty for three years at a rate of $13,825 net per day plus 50% profit sharing based on a formula. The charterer has been granted an option for an additional year at a rate of $15,306 net per day plus 50% profit sharing.

In second quarter of 2013, Navios Acquisition took delivery of the Nave Equinox, a 2007-built MR2 Ice Class 1A product tanker vessel, of 50,922 dwt. The vessel is currently employed in the spot market.

In July 2013, Navios Acquisition took delivery of the Nave Pulsar, a 2007-built MR2 Ice Class 1A product tanker vessel, of 50,922 dwt. The vessel is currently employed in the spot market.

Vessel Acquisitions

•	Acquisition of a VLCC

In August 2013, Navios Acquisition acquired and took delivery of the Nave Celeste, a 2003-built VLCC tanker vessel, for a purchase price of $35.4 million. In August 2013, the Nave Celeste resumed the time charter previously performed by the Shinyo Navigator without any modification to the current charter contract.

In August 2013, the Shinyo Navigator was substituted by the Nave Celeste and related collateral as security to the Existing and the Additional 8 5/8% First Priority Ship Mortgage Notes.

•	Acquisition of two Chemical Tankers

In June 2013, Navios Acquisition agreed to acquire two newbuilding chemical product tankers from a South Korean shipyard of about 45,000 dwt for a purchase price of $33.6 million each. Both vessels have been chartered out to a quality counterparty for two years at a rate of $14,869 net per day, plus 50% profit sharing based on a formula. The charterer has been granted option for an additional year at a rate of $16,088 net per day, plus 50% profit sharing. The Nave Universe delivered into Navios Acquisition’s fleet on July 22, 2013 and the second vessel is expected to be delivered in the third quarter of 2013.

•	Exercise of Purchase Option to acquire two newbuilding MR2 Eco Type Product Tankers

In June 2013, Navios Acquisition exercised the option to acquire two MR2 Eco Type product tankers, for a purchase price of $31.5 million per vessel. The vessels are expected to be delivered during the first and second quarter of 2015.

The Company expects to finance the acquisitions of the vessels described above through a combination of debt and existing cash.

Following the acquisition of the above mentioned vessels, Navios Acquisition currently owns 41 vessels, 33 product tankers and 8 VLCCs, of which, 29 vessels are currently in the water and the remaining 12 vessels are still to be delivered, 10 of which are newbuildings.

Equity Transactions

In May 2013, Navios Acquisition completed the placement of a total of 32,876,712 shares of its common stock, at a price of $3.65 per share, representing gross proceeds of $120.0 million. The placement included a registered direct offering of 16,438,356 shares of common stock which raised $60.0 million of gross proceeds and a placement of 16,438,356 common shares to Navios Maritime Holdings Inc. (“Navios Holdings”) which raised $60.0 million of gross proceeds. Both placements closed on May 21, 2013.

Total net proceeds of the above transactions, amounted to $115.4 million.

Credit Facilities

In August 2013, Navios Acquisition entered into a loan agreement, with HSH Nordbank AG of up to $40.3 million to partially finance the acquisition of two chemical tankers. The facility bears interest at a margin of LIBOR plus 320 bps and has an amortization profile of 16 years.

In July 2013, Navios Acquisition entered into a loan agreement, with Deutsche Bank AG Filiale Deutschlandgeschäft of up to $48.5 million to partially finance the acquisition of three product tankers. The facility bears interest at a margin of LIBOR plus 325 bps and has an amortization profile of 11.2 years.

Time Charter Coverage

In August 2013, Navios Acquisition chartered out to a high quality counterparty one newbuilding MR2 product tanker for four years at a base rate of $15,356 net per day plus 100% profit based on an index, with a ceiling of $20,475 net per day. Charter base and ceiling rates will increase 2% per annum. Navios Acquisition expects the vessel to be delivered in the third quarter of 2013.

In August 2013, Navios Acquisition chartered out to a high quality counterparty three newbuilding MR2 product tankers for two years at a base rate of $14,319 net per day plus 50% profit sharing. The charter has been granted the option for an additional year at a rate of $15,306 net per day plus 50% profit sharing. Navios Acquisition expects these vessels to be delivered in the first, third and fourth quarters of 2014.

In July 2013, Navios Acquisition extended the existing charters on the LR1 product tanker vessels the Nave Cassiopeia, the Nave Cetus and the Nave Cielo for an additional six months at the existing terms.

Following the default of their charterer in July 2013, the charter contracts of two MR2 product tankers the Buddy and the Bull, have been terminated and the vessels have been re-chartered to a third party for a one year period at a rate of $13,825 net per day. The charter has been granted the option for an additional year at a rate of $14,813 net per day.

In June and July 2013, Navios Acquisition extended the existing charter on the Chemical Tanker Nave Polaris and the Nave Cosmos for one additional year ending in the third quarter of 2014 at the increased base rate of $12,188 net per day with 50% profit sharing.

As of August 20, 2013, Navios Acquisition has contracted 93.6%, 62.8% and 39.8% of its available days on a charter-out basis for 2013, 2014 and 2015, respectively, equivalent to $188.4 million, $169.8 million and $139.6 million of revenue, respectively. The average contractual daily charter-out rate for the fleet is $20,869, $21,457 and $24,316 for 2013, 2014 and 2015, respectively.

FINANCIAL HIGHLIGHTS

For the following results and the selected financial data presented herein, Navios Acquisition has compiled consolidated statement of operations for the three months and six months ended June 30, 2013 and 2012. The quarterly information for 2013 and 2012 was derived from the unaudited condensed consolidated financial statements for the respective periods.

(Expressed in thousands of U.S. dollars)	Three Month Period ended June 30, 2013 (unaudited)	Three Month Period ended June 30, 2012 (unaudited)	Six Month Period ended June 30, 2013 (unaudited)	Six Month Period ended June 30, 2012 (unaudited)
Revenue	$47,057	$35,945	$91,229	$71,662
EBITDA	$29,354	$22,714	$57,306	$46,404
Net Loss	$(1,536)	$(1,928)	$(801)	$(2,716)
Adjusted Net income/(Loss)(1)	$83	$(1,928)	$818	$(2,716)
Loss per share (basic and diluted)	$(0.02)	$(0.04)	$(0.01)	$(0.06)
Adjusted Net Income/(Loss) per share (basic and diluted) (1)	$0.00	$(0.04)	$0.01	$(0.06)

(1)	Adjusted Net Income and Adjusted Net Income per share (basic and diluted) for the three and the six month period ended June 30, 2013, exclude $1.6 million of accelerated amortization of the intangible assets associated with charter-out contracts of two MR2 product tanker vessels, following charterer’s default.

EBITDA, Adjusted Net Income/(Loss) and Adjusted Net Income/(Loss) per share are non-GAAP financial measures and should not be used in isolation or substitution for Navios Acquisition’s results (see Exhibit II for reconciliation of EBITDA).

Three month periods ended June 30, 2013 and 2012

Revenue for the three month period ended June 30, 2013 increased by $11.1 million or 30.9% to $47.1 million, as compared to $35.9 million for the same period in 2012. The increase was mainly attributable to the acquisitions of the Nave Atria in July 2012, the Nave Cassiopeia in August 2012, the Nave Cetus in October 2012, the Nave Aquila in November 2012, the Nave Bellatrix in January 2013, the Nave Rigel in February 2013, the Nave Orion in March 2013, the Nave Atropos in April 2013, the Nave Titan and the Nave Equinox in June 2013. As a result of the vessel acquisitions, available days of the fleet increased to 2,095 days for the three month period ended June 30, 2013, as compared to 1,316 days for the three month period ended June 30, 2012. The increase in revenue was partially mitigated by the decrease in time charter equivalent (“TCE”) to $22,155 for the three month period ended June 30, 2013, from $26,458 for the three month period ended June 30, 2012.

EBITDA for the three month period ended June 30, 2013, increased by $6.6 million to $29.4 million, as compared to $22.7 million for the same period in 2012. The increase in EBITDA was due to: (i) $11.1 million increase in revenue due to the acquisitions of the vessels described above; (ii) $0.5 million decrease in time charter expenses; and (iii) $0.1 million decrease in other expense, net. The $11.7 million increase was partially mitigated by: (a) $4.7 million increase in management fees; and (b) $0.4 million increase in general and administrative expenses.

Net loss for the three month period ended June 30, 2013, amounting to $1.5 million was adversely affected by $1.6 million of accelerated amortization of the intangible assets associated with charter-out contracts of two MR2 tanker vessels. Excluding this one-off item, Adjusted Net income for the three month period ended June 30, 2013, amounted to $0.1 million compared to a $1.9 million Net loss for the three month period ended June 30, 2012. The decrease in Net loss by $2.0 million was due to a $6.6 million increase in EBITDA mitigated by a: (a) $0.2 million increase in direct vessel expenses; (b) $2.5 million increase in depreciation and amortization due to the acquisitions of vessels described above; (c) $1.9 million increase in interest expense and finance cost net; and (d) $0.1 million decrease in interest income.

Six month periods ended June 30, 2013 and 2012

Revenue for the six month period ended June 30, 2013 increased by $19.6 million or 27.3% to $91.2 million, as compared to $71.7 million for the same period in 2012. The increase was mainly attributable to the acquisition of the Nave Atria in July 2012, the Nave Cassiopeia in August 2012, the Nave Cetus in October 2012, the Nave Aquila in November 2012, the Nave Bellatrix in January 2013, the Nave Rigel in February 2013, the Nave Orion in March 2013, the Nave Atropos in April 2013, the Nave Titan and the Nave Equinox in June 2013, respectively. As a result of the vessel acquisitions, available days of the fleet increased to 3,927 days for the six month period ended June 30, 2013, as compared to 2,635 days for the six month period ended June 30, 2012. The increase in revenue was partially mitigated by the decrease in time charter equivalent (“TCE”) to $22,887 for the six month period ended June 30, 2013, from $26,571 for the six month period ended June 30, 2012.

EBITDA for the six month period ended June 30, 2013, increased by $10.9 million to $57.3 million, as compared to $46.4 million for the same period in 2012. The increase in EBITDA was due to: (i) $19.6 million increase in revenue due to the acquisitions of the vessels described above; and (ii) $0.3 million decrease in time charter expenses. The $19.9 million increase was partially mitigated by: (a) $7.9 million increase in management fees; (b) $0.5 million increase in general and administrative expenses; and (c) $0.6 million increase in other (expense)/ income, net.

Net loss for the six month period ended June 30, 2013, amounting to $0.8 million was adversely affected by $1.6 million of accelerated amortization of the intangible assets associated with the charter-out contracts of two MR2 tanker vessels. Excluding this one-off item, Adjusted Net income for the six month period ended June 30, 2013 was $0.8 million as compared to $2.7 million net loss for the six month period ended June 30, 2012. The decrease in net loss by $3.5 million was due to a $10.9 million increase in EBITDA mitigated by a: (a) $0.4 million increase in direct vessel expenses; (b) $3.8 million increase in depreciation and amortization due to the acquisitions of vessels discussed above; and (c) $3.1 million increase in interest expense and finance cost net.

Fleet Employment Profile

The following table reflects certain key indicators indicative of the performance of Navios Acquisition and its core fleet for the three and six months ended June 30, 2013 and 2012.

	Three month period ended June 30,		Six month period ended June 30,
	2013	2012	2013	2012
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
FLEET DATA
Available days (1)	2,095	1,316	3,927	2,635
Operating days (2)	2,094	1,316	3,924	2,612
Fleet utilization (3)	100%	100%	99.9%	99.1%
Vessels operating at period end	25	15	25	15
AVERAGE DAILY RESULTS
Time Charter Equivalent per day (4)	$22,155	$26,458	$22,887	$26,571

(1)	Available days for the fleet represent total calendar days the vessels were in Navios Acquisition’s possession for the relevant period after subtracting off-hire days associated with scheduled repairs, drydockings or special surveys. The shipping industry uses available days to measure the number of days in a relevant period during which vessels should be capable of generating revenues.
(2)	Operating days: Operating days are the number of available days in the relevant period less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a relevant period during which vessels actually generate revenues.

(3)	Fleet utilization: Fleet utilization is the percentage of time that Navios Acquisition’s vessels were available for generating revenue, and is determined by dividing the number of operating days during a relevant period by the number of available days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off hire for reasons other than scheduled repairs, drydockings or special surveys.
(4)	Time Charter Equivalent Rate: Time Charter Equivalent Rate is defined as voyage and time charter revenues less voyage expenses during a period divided by the number of available days during the period. The Time Charter Equivalent Rate is a standard shipping industry performance measure used primarily to present the actual daily earnings generated by vessels on various types of charter contracts for the number of available days of the fleet.

Conference Call, Webcast and Presentation Details:

As previously announced, Navios Acquisition will host a conference call today, Tuesday, August 20, 2013 at 8:30 am ET, at which time Navios Acquisition’s senior management will provide highlights and commentary on the results of the second quarter and six months ended June 30, 2013.

US Dial In: +1.877.480.3873

International Dial In: +1.404.665.9927

Conference ID: 1846 9548

The conference call replay will be available shortly after the live call and remain available for one week at the following numbers:

US Replay Dial In: +1.800.585.8367

International Replay Dial In: +1.404.537.3406

Conference ID: 1846 9548

The call will be simultaneously Webcast. The Webcast will be available on the Navios Acquisition website, www.navios-acquisition.com, under the “Investors” section. The Webcast will be archived and available at the same Web address for two weeks following the call.

A supplemental slide presentation will be available by 8:00 am ET on the day of the call.

About Navios Acquisition

Navios Acquisition (NYSE: NNA) is an owner and operator of tanker vessels focusing in the transportation of petroleum products (clean and dirty) and bulk liquid chemicals.

For more information about Navios Acquisition, please visit our website: www.navios-acquisition.com.

Forward Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and Navios Acquisition’s growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding expected revenue and time charters. Although Navios Acquisition believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Acquisition. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for crude oil, product and chemical tanker vessels, competitive factors in the market in which Navios Acquisition operates; risks associated with operations outside the United States; and other factors listed from time to time in the Navios Acquisition’s filings with the Securities and Exchange Commission. Navios Acquisition expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Acquisition’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Public & Investor Relations Contact:

Navios Maritime Acquisition Corporation

+1.212.906.8644

info@navios-acquisition.com

EXHIBIT I

NAVIOS MARITIME ACQUISITION CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of U.S. Dollars — except share data)

	June 30, 2013	December 31, 2012
	(unaudited)
ASSETS
Current assets
Cash and cash equivalents	$107,800	$42,846
Restricted cash	12,849	21,163
Accounts receivable, net	6,098	5,103
Prepaid expenses and other current assets	4,262	2,683

Total current assets	131,009	71,795

Vessels, net	1,149,532	940,738
Deposits for vessels acquisitions	162,951	276,142
Deferred finance costs, net	19,005	20,727
Goodwill	1,579	1,579
Intangible assets — other than goodwill	45,309	51,233
Other long-term assets	448	897
Deferred dry dock and special survey cost, net	6,009	7,533

Total non-current assets	1,384,833	1,298,849

Total assets	$1,515,842	$1,370,644

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	$825	$1,277
Dividend payable	5,816	2,410
Accrued expenses	10,938	12,951
Due to related parties, short term	561	27,815
Deferred revenue	4,423	3,651
Current portion of long term debt	28,010	19,724

Total current liabilities	50,573	67,828

Long-term debt, net of current portion	988,146	974,362
Loans due to related party	—	35,000
Due to related parties, long term	35,290	57,701
Other long term liabilities	67	204
Unfavorable lease terms	3,903	4,245

Total non-current liabilities	1,027,406	1,071,512

Total liabilities	1,077,979	1,139,340

Commitments and contingencies	—	—
Series D Convertible Preferred stock 1,200 and 600 shares issued and outstanding with $12,000 and $6,000 redemption amount as of each of June 30, 2013 and December 31, 2012	12,000	6,000
Stockholders’ equity
Preferred stock, $0.0001 par value; 10,000,000 shares authorized; 4,540 issued and outstanding as of each of June 30, 2013 and December 31, 2012	—	—
Common stock, $0.0001 par value; 250,000,000 shares authorized; 108,640,916 and 40,517,413 issued and outstanding as of each of June 30, 2013 and December 31, 2012	11	4
Additional paid-in capital	447,455	246,102
Accumulated Deficit	(21,603)	(20,802)

Total stockholders’ equity	425,863	225,304

Total liabilities and stockholders’ equity	$1,515,842	$1,370,644

NAVIOS MARITIME ACQUISITION CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Expressed in thousands of U.S. dollars- except share and per share data)

	For the Three	For the Three	For the Six	For the Six
	Months	Months	Months	Months
	Ended	Ended	Ended	Ended
	June 30,	June 30,	June 30,	June 30,
	2013	2012	2013	2012
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenue	$47,057	$35,945	$91,229	$71,662
Time charter expenses	(647)	(1,129)	(1,357)	(1,659)
Direct vessel expenses	(762)	(601)	(1,524)	(1,103)
Management fees	(15,826)	(11,102)	(29,924)	(22,057)
General and administrative expenses	(1,123)	(765)	(2,207)	(1,677)
Depreciation and amortization	(16,123)	(12,043)	(29,453)	(23,989)
Interest income	43	114	255	291
Interest expenses and finance cost, net	(14,048)	(12,112)	(27,385)	(24,319)
Other (expense)/income, net	(107)	(235)	(435)	135

Net loss	$(1,536)	$(1,928)	$(801)	$(2,716)

Net loss attributable to common shareholders	(1,441)	(1,644)	(821)	(2,329)

Net loss per share, basic	$(0.02)	$(0.04)	$(0.01)	$(0.06)

Weighted average number of shares, basic	90,215,506	40,517,413	72,143,198	40,517,413

Net loss per share, diluted	$(0.02)	$(0.04)	$(0.01)	$(0.06)

Weighted average number of shares, diluted	90,215,506	40,517,413	72,143,198	40,517,413

NAVIOS MARITIME ACQUISITION CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. dollars)

	For the Six Months Ended June 30, 2013 (unaudited)	For the Six Months Ended June 30, 2012 (unaudited)
Operating Activities
Net loss	$(801)	$(2,716)
Adjustments to reconcile net loss to net cash (used in)/provided by operating activities:
Depreciation and amortization	29,453	23,989
Amortization of deferred finance cost, net	1,297	1,445
Amortization of dry dock and special survey costs	1,524	1,103
Changes in operating assets and liabilities:
(Increase)/decrease in prepaid expenses and other current assets	(1,579)	273
(Increase)/ decrease in accounts receivable	(995)	822
(Increase)/decrease in restricted cash	(855)	423
Decrease in other long term assets	449	437
Decrease in accounts payable	(452)	(208)
Decrease in accrued expenses	(2,013)	(4,438)
Payments for dry dock and special survey costs	—	(2,996)
(Decrease)/increase in due to related parties	(45,212)	25,506
Increase/(decrease) in deferred revenue	772	(23)
Decrease in other long term liabilities	(137)	(136)

Net cash (used in)/ provided by operating activities	$(18,549)	$43,481

Investing Activities
Acquisition of vessels	(76,183)	(10,482)
Deposits for vessel acquisitions	(33,217)	(137,057)
Decrease in restricted cash	8,501	9,131

Net cash used in investing activities	$(100,899)	$(138,408)

Financing Activities
Loan proceeds, net of deferred finance costs	64,708	120,600
Loan repayment to related party	(35,000)	(5,000)
Loan repayments	(42,459)	(6,301)
Dividend paid	(6,635)	(4,884)
Decrease/ (increase) in restricted cash	668	(8,725)
Payment to related party	(8,282)	—
Net proceeds from equity offering	211,402	—

Net cash provided by financing activities	$184,402	$95,690

Net increase in cash and cash equivalents	64,954	763
Cash and cash equivalents, beginning of year	42,846	41,300

Cash and cash equivalents, end of period	$107,800	$42,063

EXHIBIT II

Reconciliation of EBITDA to Net Cash provided by Operating Activities

(Expressed in thousands of U.S. dollars)

	Three Month Period Ended June 30, 2013	Three Month Period Ended June 30, 2012	Six Month Period Ended June 30, 2013	Six Month Period Ended June 30, 2012
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Expressed in thousands of U.S. dollars
Net cash (used in)/ provided by operating activities	$(37,451)	$14,876	$(18,549)	$43,481
Net (decrease) /increase in operating assets	(52)	1,069	2,980	1,041
Net (increase)/ decrease in operating liabilities	53,569	(4,477)	47,042	(20,701)
Net interest cost	14,005	11,998	27,130	24,028
Deferred finance costs	(717)	(752)	(1,297)	(1,445)

EBITDA(1)	$29,354	$22,714	$57,306	$46,404

(1)

	Three Month	Three Month	Six Month	Six Month
	Period	Period	Period	Period
	Ended	Ended	Ended	Ended
	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net cash (used in)/ provided by operating activities	$(37,451)	$14,876	$(18,549)	$43,481
Net cash used in investing activities	$(70,515)	$(34,548)	$(100,899)	$(138,408)
Net cash provided by financing activities	$121,351	$20,557	$184,402	$95,690

Disclosure of Non-GAAP Financial Measures

EBITDA

EBITDA represents net income/ (loss) plus interest expenses and finance cost plus depreciation and amortization and income taxes.

EBITDA is presented because Navios Acquisition believes that EBITDA is a basis upon which liquidity can be assessed and present useful information to investors regarding Navios Acquisition’s ability to service and/or incur indebtedness, pay capital expenditures, meet working capital requirements and pay dividends. EBITDA is a “non-GAAP financial measure” and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with accounting principles generally accepted in the United States or as a measure of profitability or liquidity. While EBITDA is frequently used as a measure of operating results and the ability to meet debt service requirements, the definition of EBITDA used here may not be comparable to that used by other companies due to differences in methods of calculation.

EXHIBIT III

Vessels	Type	Built/Delivery Date	DWT
Owned Vessels
Nave Cielo	LR1 Product Tanker	2007	74,671
Nave Ariadne	LR1 Product Tanker	2007	74,671
Nave Cosmos	Chemical Tanker	2010	25,130
Nave Polaris	Chemical Tanker	2011	25,145
Shinyo Splendor	VLCC	1993	306,474
Nave Celeste	VLCC	2003	298,717
C. Dream	VLCC	2000	298,570
Shinyo Ocean	VLCC	2001	281,395
Shinyo Kannika	VLCC	2001	287,175
Shinyo Saowalak	VLCC	2010	298,000
Shinyo Kieran	VLCC	2011	297,066
Buddy	MR2 Product Tanker	2009	50,470
Bull	MR2 Product Tanker	2009	50,542
Nave Andromeda	LR1 Product Tanker	2011	75,000
Nave Estella	LR1 Product Tanker	2012	75,000
Nave Atria	MR2 Product Tanker	2012	49,992
Nave Cassiopeia	LR1 Product Tanker	2012	74,711
Nave Cetus	LR1 Product Tanker	2012	74,581
Nave Aquila	MR2 Product Tanker	2012	49,991
Nave Bellatrix	MR2 Product Tanker	2013	49,999
Nave Rigel	LR1 Product Tanker	2013	74,673
Nave Orion	MR2 Product Tanker	2013	49,999
Nave Atropos	LR1 Product Tanker	2013	74,695
Nave Titan	MR2 Product Tanker	2013	49,999
Nave Equinox	MR2 Product Tanker	2007	50,922
Nave Pulsar	MR2 Product Tanker	2007	50,922
Nave Capella	MR2 Product Tanker	2013	49,995
Nave Universe	Chemical Tanker	2013	45,513
Shinyo Navigator	VLCC	1996	300,549

Owned Vessels to be Delivered
TBN	Chemical Tanker	Q3 2013	45,000
TBN	MR2	Q3 2013	50,000
TBN	MR2	Q3 2013	50,000
TBN	MR2	Q3 2013	47,999
TBN	MR2	Q4 2013	47,999
TBN	MR2	Q1 2014	50,000
TBN	MR2	Q3 2014	50,000
TBN	MR2	Q3 2014	51,200
TBN	MR2	Q4 2014	50,000
TBN	MR2	Q4 2014	51,200
TBN	MR2	Q1 2015	51,200
TBN	MR2	Q2 2015	51,200